Sapiens L&P Wins Two XCelent Awards –
Across North America and EMEA

The Sapiens ALIS Policy Administration System earns top score for
Breadth of Functionality in two new Celent reports

HOLON, Israel – December 10, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that it has been named a dual winner of the Celent XCelent Award for its ALIS Policy Administration System for L&P. Profiled in Celent’s recently published reports: EMEA Policy Administration Systems 2013: Life, Annuity, Pension and Health and North American Policy Administration Systems 2013: Life, Health and Annuities ABCD Vendor Views, the Sapiens solution won the XCelent Award in both reports based on its top score for Breadth of Functionality.

“Sapiens ALIS has the fastest growing client base in North America and has become one of the few products in the North America with regular appearances on client short-lists,” commented Karen Monks, Celent Senior Insurance Analyst, and co-author of the North American report. Having been successful in both the US and Europe, the Sapiens ALIS product is rich in capabilities – Product configuration is well structured, backed by an online portal, where services created through the workbench can be published for internal business analysts and developers.”

“Sapiens ALIS offers a wide range of policy administration features and functionality for a broad range of individual and group life, health and annuity lines of business. Sapiens ALIS continues to be one of the leading products with regular appearances on client short-lists,” added Jamie Macgregor, Senior Vice President of Celent’s insurance practice and co-author of the EMEA report. “The product has one of the most elegant and intuitive user interfaces on the market, with features such as context sensitive menu structures and ‘hover-over’ information pop-ups, all supported by a design principle that the user should never be more than 1-2 clicks away from the data.”

“We are honored to receive the dual win of the XCelent Awards for our ALIS policy administration solution in both the North America and Europe. We believe these latest recognitions further validate Sapiens ALIS as a global market leader and confirms that we have focused our efforts on delivering the right mix of functionality and user experience,” said Roni Al-Dor, Sapiens President and CEO. “We greatly appreciate Celent’s continued research in our target insurance markets to help us to continually gain greater insight into industry trends as well as insurer priorities and needs.”

To download an extract of the new reports click here:

•	CELENT report about ALIS in NA (2013)
•	CELENT report about ALIS in EMEA (2013)

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com